Filed pursuant to Rule 424(b)(3)
File No. 333-121061
SUPPLEMENT DATED APRIL 20, 2022 TO THE CURRENT
PROSPECTUS FOR:
Invesco Senior Loan Fund
This supplement amends the Prospectus of the above referenced fund (the “Fund”) and is in addition to any other supplement(s), unless otherwise specified. You should read this supplement in conjunction with the Prospectus and retain it for future reference.
The following disclosure is added to the disucssion of Market Risk in the section titled “Principal Risks of Investing in the Fund” in the prospectus for the Fund:
Market Disruption Risks Related to Russia-Ukraine Conflict. Following Russia's invasion of Ukraine in late February 2022, various countries, including the United States, as well as NATO and the European Union, issued broad-ranging economic sanctions against Russia and Belarus. The resulting responses to the military actions (and potential further sanctions in response to continued military activity), the potential for military escalation and other corresponding events, have had, and could continue to have, severe negative effects on regional and global economic and financial markets, including increased volatility, reduced liquidity and overall uncertainty. The negative impacts may be particularly acute in certain sectors including, but not limited to, energy and financials. Russia may take additional counter measures or retaliatory actions (including cyberattacks), which could exacerbate negative consequences on global financial markets. The duration of ongoing hostilities and corresponding sanctions and related events cannot be predicted. The foregoing may result in a negative impact on Fund performance and the value of an investment in the Fund, even beyond any direct investment exposure the Fund may have to Russian issuers or the adjoining geographic regions.
VK-SLO-PRO-SUP-1